Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

November 8, 2010

United States Securities and Exchange Commission
Washington, D.C.  20549

To Whom It May Concern:

With regard to the Form 10 filed with the Commission and all amendments thereto, we acknowledge the following:

1.	Wilder Filing, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure to staff comments to not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wilder Filing, Inc.

By: /s/Joel Schonfeld

Joel Schonfeld, President